                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (AMENDMENT NO. __)*

                            James River Coal Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    470355207
       -------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
       -------------------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

                                   Page 1 of 8

----------------------

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 470355207                                                  PAGE 2 OF 8

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Triage Capital LF Group LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A)     [ ]
                                                                   (B)     [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                      5       SOLE VOTING POWER
   NUMBER OF
    SHARES                    0
 BENEFICIALLY         ----------------------------------------------------------
   OWNED BY           6       SHARED VOTING POWER
     EACH
   REPORTING                  793,426
    PERSON            ----------------------------------------------------------
     WITH             7       SOLE DISPOSITIVE POWER

                              0
                      ----------------------------------------------------------
                      8       SHARED DISPOSITIVE POWER

                              793,426
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          793,426
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
          SHARES [ ]

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.4%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP NO. 470355207                                                  PAGE 3 OF 8

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Leonid Frenkel
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)     [ ]
                                                                    (B)     [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER
   NUMBER OF
    SHARES                               6,000
 BENEFICIALLY                    -----------------------------------------------
   OWNED BY                      6       SHARED VOTING POWER
     EACH
   REPORTING                             807,426
    PERSON                       -----------------------------------------------
     WITH                        7       SOLE DISPOSITIVE POWER

                                         6,000
                                 -----------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                         807,426
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          813,426
--------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
         SHARES [ ]

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.5%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:

             James River Coal Company

Item 1(b).   Address of Issuers's Principal Executive Offices:

             901 E. Byrd Street, Suite 1600
             Richmond, Virginia 23219

Item 2(a).   Name of Person Filing:

             (a) Triage Capital LF Group LLC ("Triage Capital"), which is a Delaware limited liability company that acts as a general partner to (i) a general partner of different funds and an investment manager of a managed account and (ii) an investment manager of a Cayman Islands company, and through such positions indirectly beneficially owns 93,426 of the shares reported herein.

             (b) Leonid Frenkel ("Mr. Frenkel"), who is (i) the managing member of Triage Capital and controls its business activities and (ii) the manager of another limited liability company, and through such positions indirectly beneficially owns 807,426 of the shares reported herein. Mr. Frenkel directly beneficially owns 6,000 of the shares reported herein as an individual.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             (a)   Triage Capital LF Group LLC
                   401 City Avenue, Suite 800
                   Bala Cynwyd, PA 19004

             (b)   Leonid Frenkel
                   401 City Avenue, Suite 800
                   Bala Cynwyd, PA 19004


Item 2(c).   Citizenship:

             (a)   Triage Capital LF Group LLC - Delaware

             (b)   Leonid Frenkel - United States of America

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $ .01 per share

Item 2(e).   CUSIP Number:

             470355207

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable, this statement is filed pursuant to Rule 13d-1(c).

Item 4.      OWNERSHIP:

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)   Amount beneficially owned:

                   Triage Capital LF Group LLC - 793,426

                   Leonid Frenkel - 813,426

             (b)   Percent of class:


                   Triage Capital LF Group LLC - 5.4%

                   Leonid Frenkel - 5.5%


             (c)   Number of shares as to which such person has:

             Triage Capital LF Group LLC

                  (i)      Sole power to vote or to direct the vote           0,

                  (ii)     Shared power to vote or to direct the vote   793,426,

                  (iii)    Sole power to dispose or to direct the disposition of

                                                                              0,

                  (iv)     Shared power to dispose or to direct the disposition
                           of                                           793,426.

             Leonid Frenkel

                  (i)      Sole power to vote or to direct the vote      6,000,


                  (ii)     Shared power to vote or to direct the vote   807,426,


                  (iii)    Sole power to dispose or to direct the disposition of
                                                                          6,000,

                  (iv)     Shared power to dispose or to direct the disposition
                           of                                           807,426.

             Each of the Reporting Persons herein expressly declare that the filing of this statement shall not be construed as an admission that such person is, for purposes of Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not Applicable.

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

        Persons other than the Reporting Persons identified herein have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

        Not Applicable.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

        Not Applicable.

Item 9. NOTICE OF DISSOLUTION OF GROUP:

        Not Applicable.

Item 10. CERTIFICATION:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 15, 2005

                                        TRIAGE CAPITAL LF GROUP LLC


                                        By:    /s/       Leonid Frenkel
                                        -------------------------------
                                              Name:  Leonid Frenkel
                                              Title:  Managing Member

                                        By:    /s/       Leonid Frenkel
                                        -------------------------------
                                              Name:  Leonid Frenkel

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Note. Schedules filed in paper format shall include a singed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

         Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(k)(1)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

         Dated:  February 15, 2005


                                        TRIAGE CAPITAL LF GROUP LLC


                                        By:    /s/       Leonid Frenkel
                                        -------------------------------
                                              Name:  Leonid Frenkel
                                              Title:  Managing Member

                                        By:    /s/       Leonid Frenkel
                                        -------------------------------
                                              Name:  Leonid Frenkel